Exhibit 99.129

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000
Toronto, ON M5H 3M7
Tel: 416.703-6298
Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES CONTINUED PROGRESS AT THREE TIMMINS MINING
PROJECTS DURING FIRST QUARTER 2010

TORONTO, ONTARIO—(Marketwire - May 5, 2010) — Lake Shore Gold Corp. (TSX:LSG) (“Lake Shore Gold” or “the Company”) today reported financial and operating results for the first quarter of 2010. Key operating highlights of the first quarter are provided below.

•                  Timmins Mine Development — Completed sinking Timmins Mine shaft to 710 metres and excavation of the loading pocket and bins by end of March. Installation of the loading pocket steel, hoist upgrades and surface dump infrastructure currently nearing completion with commissioning of shaft and initial skipping of waste targeted for mid May. Results from underground diamond drilling, sampling and development to date support original resource estimates and highlight significant potential to extend resource blocks and discover new resources. Presence of high-grade core confirmed with potential for expansion.

•                  Thunder Creek Advanced Exploration — Progressed advanced underground exploration program at Thunder Creek on schedule and budget. As of May 5, 2010, drift from the Timmins Mine 200 Level advanced approximately 850 metres (approximately 75% complete) towards Thunder Creek, with 650 Level drift having progressed 280 metres (approximately 35% complete). Initial definition drilling from 200 Level drift commenced in mid-April.

•                  Processing at Bell Creek Mill — A total of 34,733 tonnes processed at Bell Creek Mill, primarily from lower-grade upper level stopes at Timmins Mine ramp and to a lesser extent from advanced exploration activities at Bell Creek, for a total of 2,154 ounces at an average recovery rate of 96.5%. Production from Timmins Mine to increase significantly by end of second quarter with completion of shaft changeover and commencement of pre-production with commercial production targeted for later in the year.

•                  Bell Creek Mill Expansion — Engineering studies for Phase One expansion of Bell Creek Mill to 2,000 tonnes per day from current capacity of 1,500 tonnes per day launched during March, with expansion scheduled for completion during fourth quarter of 2010 and further expansion planned in 2011.

•                  Bell Creek Advanced Exploration — As of May 5, 2010, Bell Creek shaft and workings de- watered, slashing of original shaft ramp from 240 to 300 metre level initiated and surface ramp advanced 1,400 metres, to a vertical depth of 210 metres, on track to connect with shaft ramp at 240 metres by late May.

•                  Exploration Success — Encouraging drill results reported from surface diamond drilling at Thunder Creek, Bell Creek, Timmins Mine and Gold River Trend.

•                  At Thunder Creek, mineralization extended a further 110 metres down plunge, presence of high-grade core confirmed and new westerly plunging zone discovered. In addition, Rusk Horizon intersected 1,700 metres below surface, 700 metres below previous deepest intercept.

•                  At Bell Creek, new gold system extended to below 1,300 metres down plunge and by 70 metres to the west.

•                  At Timmins Mine, mineralization extended 130 metres down plunge and 100 metres to the west within a newly emerging fold nose.

•                  At the Gold River Trend, subsequent to quarter end, presence of extensive gold-bearing system confirmed with significant extensions to depth and along strike.

On March 31, 2010, the Company signed a letter of intent with Northern Superior Resources Inc. (“Northern Superior”) for the sale of the Company’s 50% ownership interest in the Ti-pa-haa-kaa-ning property for 25,000,000 common shares of Northern Superior and 12,500,000 common share purchase warrants as well as other consideration. The transaction is subject to approval of shareholders of Northern Superior.

Project spending in the first quarter of 2010, including exploration expenditures of $4.2 million, totaled $33.8 million. The Company expects its expenditures in 2010 to be in line with the previously announced forecast of $115.0 million of project spending (before net proceeds from anticipated gold sales), with an additional $31.0 million estimated for exploration spending. At March 31, 2010, Lake Shore Gold had cash and cash equivalents of $104.1 million.

OUTLOOK

During 2010, the Company expects to produce approximately 50,000 ounces at the Timmins Mine, with an additional 15,000 ounces expected to come from the Thunder Creek and Bell Creek advanced exploration projects. Production is expected to be heavily weighted to the second half of the year, with the changeover of the Timmins Mine shaft expected to be completed in early May. Once the shaft changeover is complete the Company will commence pre-production from the Timmins Mine shaft including ramping and establishing sub-levels from the 525 Level to the 710 Level with ore development on sills. Commercial production is targeted for the fourth quarter of the year. The Company anticipates ending 2010 at a monthly production rate of 10,000 ounces from all sources with further production growth throughout 2011.

The Company is working toward preparing National Instrument (“NI”) 43-101 compliant resource estimates for both Bell Creek (expected by the end of 2010) and Thunder Creek (targeted for the first half of 2011) with plans for increased underground waste development, diamond drilling and infrastructure planning in support of the preparation of these resources. The additional development and infrastructure work will position the Company to maximize and sustain annual gold production at both Bell Creek and Thunder Creek. The Company has undertaken an evaluation of the Bell Creek project to define the resources and design a mine plan to reflect a larger scale project than initially envisioned, including the potential to develop a new shaft to depth.

Work at Thunder Creek continues to advance on schedule towards high-grade mineralization at the 295 Level (from the 200 Level drift at Timmins Mine), which is expected to be intersected by the end of June 2010, with mineralization at the 680 Level (from the 650 Level drift at Timmins Mine) expected to be reached by the end of the third quarter of 2010. At Bell Creek, refurbishing of the mine workings will be completed and the ramp driven to the 400 metre level by year end, with sill development from below the 300 metre level on the “North A” vein scheduled to commence in the fourth quarter.

Exploration spending in 2010 is estimated at $31.0 million, largely focused on the Company’s three core projects in Timmins (Timmins Mine, Thunder Creek and Bell Creek Complex). Project spending in 2010, excluding exploration, is forecasted at $115.0 million (before net proceeds from anticipated gold sales).

The Company has sufficient funds to finance its core operating, development and exploration expenditures. The Company may in the future pursue opportunities to raise additional capital through the debt or equity markets as it progresses with its projects and properties.

Anthony (Tony) Makuch, President and CEO of Lake Shore Gold, commented: “Lake Shore Gold is effectively building three mines in Timmins concurrently and we are making very good progress. The changeover of the Timmins shaft is almost complete and we will commence initial stoping during the summer on route to commercial production later in the year. Underground drilling at Timmins Mine has demonstrated that the current resource is holding up well and that significant potential exists to increase ounces within and around the resource, as well as through step-out drilling at depth and along strike. We will reach Thunder Creek from our 200 Level drift in June and from the 650 Level by the end of September. Work is also going well at Bell Creek, where we plan to establish an initial NI 43-101 resource during the fourth quarter of 2010. Establishing NI 43-101 resources at Bell Creek and Thunder Creek are important steps as we move forward to fast track these projects to commercial production.”

Operations Review — First Quarter 2010

Three months ended
Project and Exploration Spending ($’000)	March 31, 2010*

Resource property and deferred exploration
Timmins Mine	$15,283
Bell Creek Mill	3,001
Bell Creek mine and exploration properties	6,934
Thunder Creek (including advanced exploration)	2,342
Casa Berardi	484
Other projects	832
$28,878
Property, plant and equipment
Timmins Mine	3,145
Bell Creek Mill	65
Bell Creek Mine	1,674
$4,884

Project and Exploration Spending	$33,762

Q1 2010 gold sales related to 2010 activities	(1,150)

Net Project and Exploration Spending	$32,612

* Net Project and Exploration Spending reported excludes non cash values allocated to resource properties on acquisition of various properties in the first quarter of 2010 ($3.6 million), noncash charges of $1.3 million for resource property and deferred exploration and net $3.1 million for property, plant and equipment and changes in working capital.

Timmins Mine Project

During the first quarter of 2010, the Company incurred $18.4 million of expenditures on the Timmins Mine project, including advanced exploration, ramp development and exploration drilling expenditures.

The Company is carrying out an advanced exploration program for delineation of bulk sampling of the Footwall, Ultramafic and Main Zones of the property, along with supporting an underground diamond drilling program to both expand the currently identified probable reserve and identify new resources. During the first quarter of 2010, the Company’s advanced exploration expenditures at Timmins Mine project (including shaft and ramp expenditures) totaled $17.5 million, of which $3.2 million was for property, plant and equipment, with an additional $0.9 million of expenditures related to exploration.

During the first quarter, the Company completed sinking the shaft to the 710 metre level with excavation of the loading pocket and bins being completed by the end of March. Installation of the loading pocket steel, hoist upgrades and surface dump infrastructure was well advanced during the quarter and is on track for completion by early May, at which time the shaft will be commissioned. Commissioning of the shaft will enable initial skipping of waste to begin by mid May with commencement of pre-production to follow and commercial production expected during the fourth quarter of 2010.

By March 31, 2010, the ramp from surface had reached the 250 metre level and a total of 32,251 tonnes were mined from the low grade stopes between the 140 and 200 metre levels during the quarter. As of May 5, 2010 the ramp had reached the 260 metre level access at the Timmins Mine

Bell Creek Mill

Spending at the Bell Creek Mill in the first quarter of 2010 totaled $3.0 million, including capitalized processing costs. Major projects during the quarter included the construction of a new surface settling pond as well as upgrading of the Effluent Treatment Plant. In addition, the SO2 cyanide destruction plant was completed and commissioned.

The mill processed a total of 34,733 tonnes at a grade of 2.0 gpt during the first quarter primarily from the lower grade upper level stopes at the Timmins Mine and to a lesser extent from advanced exploration activities at Bell Creek. A total of 2,154 ounces at a recovery rate of 96.5% was achieved. Production from the Timmins Mine will increase significantly by the end of the second quarter with the completion of the shaft changeover and the commencement of preproduction and the attainment of commercial production during the fourth quarter.

A Phase One detailed engineering study to expand the milling capacity to 2,000 tonnes per day was implemented during March. The sourcing of the required equipment to complete this expansion was initiated including the procurement of a ball mill of adequate capacity to allow for an ultimate Phase Two expansion to 3,000 tonnes per day later in 2011. Installation of the equipment for the Phase One expansion, which primarily includes equipment to increase grinding capacity, will begin during the summer of 2010 and is scheduled for completion during the fourth quarter of 2010.

Thunder Creek

Following the acquisition of West Timmins Mining Inc. in November 2010, the Company commenced an advanced exploration program on the property. The program involves drifting across to high-grade mineralization at Thunder Creek from the 200 Level and 650 Level at the Timmins Mine to facilitate development on ore grade mineralization and to support an underground drilling program. During the first quarter of 2010, the Company spent $1.6 million on the advanced exploration program, with an additional $0.8 million being spent on exploration.

As of May 5, 2010, the drift from the 200 Level at Timmins Mine had advanced approximately 850 metres (approximately 75% complete) towards Thunder Creek. Development of the 650 Level drift at Timmins Mine, which was temporarily suspended to allow work on the Timmins Mine shaft changeover to be completed, will resume in May. The drift has currently progressed 280 metres (approximately 35% complete). The 200 Level drift is expected to reach mineralization at the 295 Level at Thunder Creek, around the location of Hole TC07-36 (24.61 gpt over 7.00 metres), by the end of June, while the 650 Level drift is expected to access a highgrade core of mineralization near Hole TC09-68b (12.75 gpt. over 83.40 metres), by the end of the third quarter of 2010. Initial definition drilling commenced from the 200 Level access drift in mid-April, with a program of narrower-spaced detailed definition drilling to commence from both the 200 Level and 650 Level drifts as each drift approaches the Thunder Creek mineralization in support of development and infrastructure work.

Bell Creek Mine, Vogel and Schumacher

The Company’s spending at the 100% owned Bell Creek Mine and contiguous Vogel and Schumacher properties during the first quarter of 2010 totaled $8.7 million, of which $7.4 million related to the Bell Creek Complex advanced exploration program (including $1.7 million for property, plant and equipment) and $1.3 million to exploration.

As of May 5, 2010, the Bell Creek shaft and workings from previous mining had been de- watered to a depth of 255 metres with the remaining 37 metres to shaft bottom being used as a sump. Slashing of the original shaft ramp from the 240 to the 300 level was initiated during March 2010. The main ramp from surface at Bell Creek had advanced a total of 1,400 metres, to a vertical depth of 210 metres as of May 5, 2010, and had accessed mine workings at Bell Creek at the 210 metre level. This main ramp will connect with the 240 shaft ramp by late May providing a continuous connection from surface to the 300 metre level. The primary ventilation system design required for mining below the 300 Level was completed during the quarter and includes a raisebore program beginning June 1, 2010. Sill development on ore mineralization from below the 300 metre level on the North “A” vein is scheduled to commence in the fourth quarter of 2010.

Exploration Expenditures

Exploration expenditures for the first quarter of 2010 totaled $4.2 million and included $0.9 million at the Timmins Mine project, $0.8 million at Thunder Creek, $1.3 million at Bell Creek Complex, $0.5 million at Casa Berardi and the remainder at other projects

On January 18, 2010, the Company reported drill results for the 100% owned Bell Creek Complex (including the Bell Creek, Vogel and Schumacher properties) including reporting of new intersections that expanded the large new gold system at Bell Creek to a depth below 1,300 metres down plunge and by 70 metres to the west.

On January 26, 2010, drill results were released for Thunder Creek, which both extended the mineralization by 110 metres down plunge and confirmed the presence of a high-grade core to the mineralization near the 650 Level. In addition, a new zone was discovered located 65 m south and to the footwall of the Porphyry Zone. The new zone is related to a separate porphyry lens which appears to be trending more westerly than other zones discovered to date.

On February 16, 2010, the Company announced encouraging exploration results on its Casa Berardi optioned property, where it is earning a 50% interest from Aurizon Mines Ltd. Significant drilling results on the East Block included 2.33 gpt over 7.30 metres, which tested the east portion of the G Zone at a depth of 280 metres and 45 metres below the previously reported value of 8.58 gpt over 10.40 metres. Drilling on the West Block included 3.44 gpt over 3.91 metres at a vertical depth of 375 metres below surface.

On February 17, 2010, results for 5,555 metres of underground drilling in the Timmins Mine were released. In addition, the Company announced that modeling and estimation of indicated resources near the 650 Level using results of all diamond drill holes assayed to date showed a larger indicated resource for the Ultramafic and Upper Footwall zones in the test block area of 335,005 tonnes grading 8.07 gpt (86,969 ounces) compared to the original resource of 263,136 tonnes grading 9.30 gpt (78,710 ounces).

On February 18, 2010, results from surface drilling at Timmins Mine extended mineralization within a newly emerging fold nose by 130 metres down plunge and 100 metres to the west of previous limit for drilling on the property, suggesting that significant potential exists to add new resources at Timmins Mine. In addition, the Company also announced on February 18, 2010 that TM08-178f had intersected the Thunder Creek Rusk Horizon on the Timmins Mine property at a depth of 1,700 metres below surface, 700 metres below the previous deepest intercept, highlighting the potential to extend the Thunder Creek mineralization at depth.

Subsequent to quarter end, on April 26, 2010, the Company released results from 44 holes totaling 7,627 metres of underground drilling at Timmins Mine representing the final 13 holes (3,627 m) of the 2009 program and 31 holes (3,945 m) from the ongoing 2010 program. Results indicate that the programs were successful in identifying new high-grade mineralization within a previously untested gap below the current resource in the Ultramafic Zone between the 740 and 785 levels, identifying new mineralization in the Footwall Zone near the 650 Level outside the current resource model and confirming and expanding the size of the high-grade core of mineralization in the Ultramafic Zone near the 650 Level.

On May 4, 2010, initial results from the 2010 drill program at the Thorne Property along the Gold River Trend included extension of the North Porphyry Zone in the Gold River East area by 120 m to depth (to 520 m) and of the 4800 Zone by 125 m downplunge, as well as reporting multiple high-grade intercepts in the Gold River West area. The results highlighted the potential for significant resources at shallow depths with the possibility for open and/or underground bulk mining, as well as for deeper higher-grade resources with significant depth potential.

More information about Lake Shore Gold’s first quarter 2010 results and financial condition and liquidity is available in the Company’s consolidated financial statements and management’s discussion and analysis, which have been filed on sedar at www.sedar.com and posted to the Company’s website at www.lsgold.com.

Lake Shore Gold will hold its Annual and Special Meeting today, May 5, 2010, at 4:30 pm in Toronto at the St. Andrew’s Club & Conference Centre at 150 King Street West, 27th Floor. A webcast of the meeting will be available on the homepage of the Company’s website at www.lsgold.com.

In addition, Lake Shore Gold will also host a conference call and webcast on Thursday, May 6, 2010 at 10:00 am EST to discuss its first quarter 2010 performance. Those wishing to access the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website.

Participant call-in: 416-340-2218 or 866-226-1793
Replay number: 416-695-5800 or 800-408-3053
Replay ID: 1014381
Available until: 11:59 pm, May 20, 2010

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a goal to become a North American mid-tier gold producer through the successful exploration, development and operation of three wholly owned mines in Timmins, Ontario: Timmins Mine, Thunder Creek and Bell Creek Complex. The Company is currently carrying out an underground advanced exploration program at the Timmins Mine project, where it has both a shaft and a ramp, and is drifting from Timmins Mine to the adjacent Thunder Creek property. Progress is also being made with an underground advanced exploration program at its Bell Creek Complex, located on the east side of Timmins, which is moving forward to become the Company’s second mining operation in the Timmins Camp. The Bell Creek Mill has been refurbished to a capacity of 1,500 tonnes per day with plans in place to expand the Mill incrementally to 3,000 tonnes per day. The Company continues to invest aggressively in exploration primarily in Timmins and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

All statements, other than statements of historical fact, contained or incorporated by reference in this Press Release including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this Press Release or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this Press Release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true; prices for fuel, electricity and other key supplies remains consistent with current levels; production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As well as those factors discussed in the section entitled “Risk Factors” in the Company’s MD&A and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Except where NI 43-101 reserves have been established, there can be no guarantee that drill results reported in this news release will lead to the identification of deposits that can be mined economically.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lake Shore Gold Corp.

Tony Makuch

President & CEO

(416) 703-6298

Mark Utting

Vice-President, Investor Relations

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com